April 3, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
Washington, DC 20549

Re: Stein Mart, Inc.
PREM14A preliminary merger proxy statement on Schedule 14A
Filed on March 2, 2020 by Stein Mart, Inc.
File No. 000-20052
Schedule 13E-3
Filed on March 2, 2020 by Stein Mart, Inc., et al.
File No. 005-43686
Dear Sir or Madam:
On behalf of Stein Mart, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to D. Hunt Hawkins, the Company’s Chief Executive Officer, dated March 23, 2020. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company (it being understood that all responses to questions concerning any of the filing persons for the Schedule 13E-3 other than the Company (collectively, the “Acquiring Group Filing Persons”) have been provided to us on their behalf by legal counsel for such filing persons and such counsel have requested us to convey such responses below on behalf of such filing persons):
Schedule 13E-3
General
1.We note that Kingswood Capital Opportunities Fund I GP, L.P. is the general partner of Kingswood Fund I and Kingswood Fund II and Kingswood Capital Opportunities Fund I-A, L.P. is a guarantor of certain of Kingswood’s obligations in favor of the Company pursuant to section 4.12 of the merger agreement. Please advise us how you determined that Kingswood Capital Opportunities Fund I GP, L.P. and Kingswood Capital Opportunities Fund I-A, L.P. are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.
Response: The Company has revised the Schedule 13E-3 to identify Kingswood Capital Opportunities Fund I GP, L.P. is a filing person and to correct Kingswood Capital Opportunities Fund II, L.P. to Kingswood Capital Opportunities Fund I-A, L.P.

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2.Please refer to the paragraph in which disclaimers are introduced whereby the persons filing the Schedule 13E-3 disclaim responsibility for the accuracy of information supplied by any other filing person. Use of these disclaimers is inconsistent with the required attestation that appears at the outset of the signature page in Rule 13e-100, and otherwise operates as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.
Response: The Company has deleted the disclaimer in Amendment No. 1 to the Schedule 13E-3.
Item 8
3.Page 31 of the proxy statement, in the “Background of the Merger” section states: “After concluding the proposed sale was the best option available, each of the directors expressed his or her opinion that the better choice would be to waive the requirement for majority of the disinterested shareholder approval if that was necessary in order to effect a sale the Company.” Notwithstanding this disclosure, please advise us, with a view towards revised disclosure, how compliance with Item 1014(c) of Regulation M-A has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3. In that regard, we note that the “Background of the Merger” section of the proxy statement is not incorporated by reference into Item 8(c) of the Schedule 13E-3.
Response: The Company has revised the disclosure on pages 3, 12 and 98 of Amendment No. 1 to the proxy statement to include an affirmative statement that the affirmative vote of the majority of the unaffiliated shareholders is not required to adopt the merger agreement and consummate the transactions contemplated thereby. The Company has also revised Item 8(c) of Amendment No. 1 to the Schedule 13E-3 to incorporate by reference the “Background of the Merger” section of the proxy statement.
Item 13
4.Financial information has been incorporated by reference from the proxy statement, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

April 3, 2020

Response: The Company has revised the exhibit index to Amendment No. 1 to the Schedule 13E-3 to reference the Company’s most recent annual report on Form 10-K and the Company’s most recently completed quarterly report on Form 10-Q.
Exhibit (a)(2)(i) – Proxy Statement
5.The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As the Shareholder Letter is not a required disclosure under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.
Response: The Company has moved the legend required by Rule 13e-3(e)(1)(iii) to the outside front cover page of the disclosure document.
6.The first page of the proxy statement, as defined in Rule 14a-1(g) ─ and distinguished from the Notice of Special Meeting of Shareholders and the Shareholder Letter ─ must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1).
Response: The Company has revised the first page of Amendment No. 1 to the proxy statement to mark it as preliminary.
Summary Term Sheet, pages 1-9
7.We note the disclosure on page 3 indicating that the completion of the merger is subject to the satisfaction of the condition that the Company have at least 35% of excess availability under its credit agreement at the time of closing. To help shareholders assess the likelihood of such condition being satisfied, please indicate (in the appropriate section of the proxy statement) the dollar equivalent of such 35% excess availability and the current excess availability under such credit agreement.
Response: The Company has indicated on page 3 and elsewhere of Amendment No. 1 to the proxy to indicate the dollar equivalent represented by 35% of excess availability and the current excess availability under such credit agreement.
Background of the Merger, pages 17-33
8.Please refer to the following statement on page 26: “Representatives from Kingsdale Advisors, a proxy advisory firm, briefed the Special Committee on the Company’s shareholder base, the potential difficulty of obtaining the approval of the merger by

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a majority of the disinterested shareholders and the general composition of the Company’s shareholder base.” Please revise to clarify the potential difficulties that Kingsdale Advisors identified in obtaining the approval of the merger by a majority of the Company’s disinterested shareholders.
Response: The Company has revised the paragraph on page 26 of Amendment No. 1 to the proxy statement to identify the difficulties identified by Kingsdale Advisors in obtaining the approval of the merger by a majority of the Company’s disinterested shareholders.
9.We note multiple references to “Jay Stein and his affiliates and related parties.” With a view towards disclosure, please clarify for us which persons are being referred to as Mr. Stein’s “affiliates and related parties” and whether any of such affiliates or related parties other than the Rollover Investor hold shares of the Company’s common stock.
Response: The Company acknowledges the Staff’s comment and respectfully submits that the “affiliates and related parties” of Mr. Stein refer to certain members of Mr. Stein’s family, family trusts established for the benefit of certain members of his family, a charitable foundation established by Mr. Stein and his spouse, and an entity controlled by Mr. Stein. Prior to the execution of the merger agreement, these affiliates and related parties contributed all of their shares of Company common stock to the Rollover Investor through various estate planning transactions in exchange for equity interests in the Rollover Investor, and therefore no longer directly own any such shares. In response to the Staff’s comment, the Company has revised page 22 of the proxy statement to further specify the identity of such affiliates and related parties.
Certain Effects of the Merger, pages 54-55
10.Given that the Company, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.
Response: The Company has revised the disclosure on page 55 of the Proxy Statement to quantify the annual savings that are expected to be received and to identify the constituency that will become the beneficiary of such savings.
11.We note that the Company suffered net operating losses in the fiscal year ended February 3, 2018, as well as the 39 weeks ended November 2, 2019 and November 3, 2018. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of the Company’s and/or its successor’s future use of any net

April 3, 2020

operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.
Response: The Company has revised the disclosure on page 55 of the Proxy Statement to specify the constituency expected to become the beneficiary of the Company’s and/or its successor’s future use of any net operating loss carryforwards.
Projected Financial Information, page 56
12.Notwithstanding the disclosure that the “prospective financial information does not take into account any circumstances or events occurring after the date it was prepared,” please advise us whether any plans exist to further qualify these projections. See Rule 13e-3(b)(1)(ii).
Response: The Company has added language on page 57 in Amendment No. 1 to the proxy statement to clarify that the projected financial information was prepared prior to the coronavirus outbreak and does not take into account any potential negative impact as a result of such outbreak. The Company currently has no plans to further qualify the projections.
Merger Proceeds in Respect of Company Equity-Based Awards, pages 65-69
13.The disclosures on pages 68 and 69 under the title “Intent to Vote in Favor of the Merger” indicates that the directors and executive officers intend to vote the shares “owned directly by them” and sets forth the aggregate number of shares “directly owned” by them. Item 1012(d) of Regulation M-A, however, requires disclosure of “how each person currently intends to vote subject securities, including any securities [for which] the person has proxy authority.” Please revise to clarify whether such directors and executive officers indirectly own and/or have authority to vote additional shares and, if so, their intention with respect to the voting of those shares.
Response: The Company has revised the language on page 69 and elsewhere in Amendment No. 1 to the proxy statement to clarify that the directors and officers intend to vote all shares beneficially owned (including shares over which they have the power to direct the vote, if any).
Voting Agreement, pages 69-70
14.Please revise this section to clarify whether the voting agreement requires the Rollover Investor to vote in favor of the advisory vote on merger-related executive compensation and the adjournment proposal, in addition to the merger agreement. If so, please also revise the other relevant disclosures throughout proxy statement, including those on pages 126 through 128.

April 3, 2020

Response: The Company has added a sentence on pages 70, 128, 129 and elsewhere to clarify that the voting agreement does not require the Rollover Investor to vote in favor of the advisory vote on merger-related executive compensation or the adjournment proposal.
Common Stock Transaction Information, pages 91-93
15.We note that Jay Stein acquired 234,197 shares of Company common stock pursuant to a private settlement agreement on January 29, 2020, one day before the merger agreement was executed. Please provide us with a legal analysis that explains why this purchase was not treated as the first in a series as described within Rule 13e-3(a)(3) and therefore consummated in compliance with Rule 13e-3. See Rule 13e-3(a)(3)(i)(A).
Response: The Company acknowledges the Staff’s comment and hereby sets forth its legal analysis as to why the acquisition of shares by Mr. Stein pursuant to the private settlement agreement (the “Share Settlement”) was not the first in a series of transactions constituting an integrated Rule 13E-3 transaction.
According to Question and Answer No. 4 of SEC Release No. 34-17719 (“SEC Q&A No. 4”), whether a transaction is part of a series of transactions constituting an integrated Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” SEC Q&A No. 4 further states that “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.”
The Share Settlement was not a first in a series of transactions within the meaning of Rule 13e-3 and SEC Q&A No. 4 for the following reasons:
•The Share Settlement was not effected with a view to the merger. The Share Settlement was reached between Mr. Stein and a third party in connection with a claim brought by Mr. Stein against such party that did not relate to the merger. The claim first arose in 2014, and was not resolved until July 2019 when Mr. Stein and the third party entered into the Share Settlement, well before the merger agreement was executed or the merger was reasonably likely to occur. In connection with the Share Settlement, the third party deposited the relevant shares into an escrow, which would be released once the window opened under the Company’s insider trading policy. Prior to the date of the merger agreement, Parent requested that Mr. Stein seek approval from the Company for the release of the shares from escrow in compliance with the insider trading policy. Parent made this request, so that the shares would become subject to the provisions of the voting agreement. As requested by Parent, Mr. Stein obtained the approval and the shares were released from escrow to him the day before the merger agreement was executed.)

April 3, 2020

•The Share Settlement will not meaningfully reduce the aggregate expense of the merger. If the shares of Common Stock subject to the Share Settlement were not transferred to Mr. Stein (and therefore became part of the rollover transaction), such shares would have been cashed-out in the merger for approximately $210,000 (which constitutes less than one percent of the aggregate value of the transaction).
•The Share Settlement will not otherwise facilitate the merger. The Share Settlement represents less than one percent of the outstanding shares. As a result, the inclusion of the relevant shares as part of the voting agreement and rollover transaction will not materially impact whether the merger is consummated.
For the foregoing reasons, the Company respectfully submits that the Share Settlement was not a first in a series as described within Rule 13e-3(a)(3) and, therefore, is not subject to compliance with Rule 13e-3.
The Merger Agreement, pages 100-125
16.Please refer to the following statement on page 100: “Factual disclosures about the Company contained in this Proxy Statement or in the Company’s public reports filed with the SEC may supplement, update or modify the factual disclosures about the Company contained in the merger agreement and described in this summary.” We note, however, that the merger agreement was filed as Appendix A to the proxy statement. As such, please revise such disclosure to remove any implication that the merger agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary, including with respect to the reference to representations and warranties in the same paragraph. See Release No. 34-51283 (March 1, 2005).
Response: The Company has revised the language on page 101 of Amendment No. 1 to the proxy statement in response to the Staff’s comment.
17.Please refer to the following statement on page 103: “[T]he Company’s representations and warranties in the merger agreement may not be relied upon by persons other than the parties thereto as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date, nor may you rely upon them in making the decision to approve and authorize the merger agreement and the transactions contemplated by the merger agreement.” Advise us, with a view toward revised disclosure, of the legal basis for the apparent belief that such cautionary language is not inconsistent with the Commission position expressed in Release No. 34-51283 (March 1, 2005). To the extent additional material facts exist that are made known to the Company, the Commission position expressed in this release made clear that an issuer has an obligation to amend

April 3, 2020

statements contradicting or qualifying the disclosure made within an original representation.
Response: The Company has revised the language on page 104 of Amendment No. 1 to the proxy statement in response to the Staff’s comment.
18.Please refer to the following statement on page 103: “Moreover, information concerning the subject matter of the representations and warranties of the Company may change after the date of the merger agreement, which subsequent information may or may not be reflected fully in the Company’s public disclosures.” A substantially similar statement also appears on page 100. Please advise us of the legal basis upon which the filing parties have apparently relied to conclude that material changes concerning the subject matter of the representations and warranties may lawfully remain undisclosed.
Response: The Company confirms its understanding that, notwithstanding the inclusion of the general disclaimers on pages 101 and 104 with respect to any change of information, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.
Appendix B – Opinion of PJ Solomon Securities, LLC
19.We note the following statement: “This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except to the extent provided in our engagement letter dated January 26, 2018 (as amended).” Please include disclosure in the associated proxy statement and/or these appendices to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that PJ Solomon consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm
In addition, please ensure that any changes also explicitly address the legends appearing with the PJ Solomon materials filed as exhibits to the Schedule 13E-3.
Response: PJ Solomon has revised its opinion to remove the aforementioned statement and has revised the legends appearing in its materials filed as exhibits to the Schedule 13E-3 to remove such statement. The Company has revised Appendix B – Opinion of PJ Solomon

April 3, 2020

Securities, LLC and the legends appearing in PJ Solomon materials filed as exhibits to the Schedule 13E-3 to reflect such removal in response to the Staff’s comment.
20.The disclosure on page B-3 indicates that PJ Solomon “will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger and a portion of which is payable upon the delivery of this letter.” Please disclose in the proxy statement the extent to which the approximate $2.6 million compensation is contingent upon the successful completion of the transaction, and quantify that amount to the extent practicable. Refer to Item 1015(b)(4) of Regulation M-A and corresponding C&DI 217.01 publicly available on our website.
Response: The Company has revised the language on page 48 of Amendment No. 1 to the proxy statement in response to the Staff’s comment.
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If you should have any additional questions, please contact me at 904.359.8778

Sincerely,

/s/ John J. Wolfel

John J. Wolfel